Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272892

PROSPECTUS SUPPLEMENT NO. 10

(to Prospectus dated July 6, 2023)

FOXO Technologies Inc.

Up to 19,312,823 Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 6, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-272892) with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on October 5, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the potential offer and resale from time to time by the selling stockholders named in the Prospectus or their permitted transferees (the “Selling Stockholders”) of up to 19,312,823 shares of Class A common stock (the “Class A Common Stock”), which consists of (i) 7,955,948 shares of Class A Common Stock issued to those Selling Stockholders that tendered warrants to purchase one share of Class A Common Stock per warrant at an exercise price per share of $6.21, subject to adjustment (the “Assumed Warrants”), pursuant to the Offer to Exchange Warrants to Acquire Shares of Class A Common Stock and Consent Solicitation, commenced on April 27, 2023, by us (the “Exchange Offer”), which Assumed Warrants were originally issued to accredited investors by FOXO Technologies Operating Company (“Legacy FOXO”) in a private placement of convertible debentures and warrants to purchase shares of Class A common stock of Legacy FOXO and assumed by us pursuant to the business combination of our predecessor, Delwinds Insurance Acquisition Corp., and Legacy FOXO consummated on September 15, 2022, (ii) 4,321,875 shares of Class A Common Stock issued to those Selling Stockholders that approved certain amendments to our 15% Senior Promissory Notes pursuant to the Offer to Amend 15% Senior Promissory Notes and Consent Solicitation, commenced on April 27, 2023, by us, and (iii) 7,035,000 shares of Class A Common Stock issued in exchange for a general release to certain Selling Stockholders that previously held 10% Original Issue Discount Convertible Debentures issued in 2022 by Legacy FOXO. We will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Stockholders.

Our Class A Common Stock is currently listed on the NYSE American LLC under the symbol “FOXO.” On October 4, 2023, the closing price of our Class A Common Stock was $0.1079. Our Public Warrants are currently quoted on the OTC Pink Marketplace under the symbol “FOXOW.” On October 4, 2023, the closing price of our Public Warrants was $0.01.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting standards. As such, we have elected to comply with certain reduced public company reporting requirements for this and future filings.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 11 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 5, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): September 29, 2023

FOXO TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39783	85-1050265
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

729 N. Washington Ave., Suite 600 Minneapolis, MN	55401
(Address of Principal Executive Offices)	(Zip Code)

(612) 562-9447

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001	FOXO	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Demand Promissory Note

On October 2, 2023, FOXO Technologies Inc. (the “Company”) obtained a $42,500 loan from Andrew J. Poole, a director of the Company (the “Loan”), to be used to pay for the legal fees of Mitchell Silberberg & Knupp LLP through October 2023. The Company issued to Mr. Poole a demand promissory note for $42,500 evidencing the Loan (the “Note”). The Loan accrues interest in arrears at a rate of 13.25% per annum. The principal sum of the Note is due on demand, and in the absence of any demand, one year from the issuance date. The Note may be prepaid, in whole or in part, without penalty at any time.

The foregoing summary of the Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Note, which is attached hereto as Exhibit 4.1, and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

To the extent required by this Item 2.03, the information set forth in Item 1.01 above is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Grant of Equity Awards

As previously disclosed within a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2023 (the “Prior 8-K”), the board of directors (the “Board”) of the Company appointed (i) Mark White to serve as Interim Chief Executive Officer of the Company and as a member of the Board pursuant to the terms of an employment agreement, dated as of September 19, 2023, by and between the Company and Mr. White, and (ii) Martin Ward to serve as Interim Chief Financial Officer of the Company pursuant to the terms of an employment agreement, dated as of September 19, 2023, by and between the Company and Mr. Ward.

On October 3, 2023, the Company granted Messrs. White and Ward each 2,500,000 shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), pursuant to the Company’s 2022 Equity Incentive Plan, as amended, in consideration of services rendered and to be rendered to the Company. The shares awarded are not subject to any performance or vesting criteria, are deemed fully earned as of the grant date and are not subject to forfeiture, even if their employment with the Company terminates for any reason. The Compensation Committee of the Board approved these award grants on October 3, 2023.

Item 8.01 Other Events.

Layoffs, Liquidity Update and Continued Exploration of Strategic Alternatives

On September 29, 2023, the Company terminated the employment of four non-executive employees. These laid off employees are eligible for unemployment benefits subject to local regulations.

As of the date of this report, the Company has six non-executive employees, one consultant, two executive officers (one of whom is also a director), and two non-employee directors.

These layoffs allow the Company to conserve its cash resources as it continues to explore various strategic alternatives. As disclosed in the Prior 8-K, such strategic alternatives are focused on, among other things, AI technology-based applications and solutions and maximizing stockholder value, including, without limitation, a business combination involving the Company and its existing AI technology, a sale of all or part of the Company’s assets and/or restructurings (e.g., further reductions in headcount and expenses).

The Company has not set a timetable for completion of the exploration process, and management has only begun to make decisions related to strategic alternatives, which remain subject to their ongoing review, and which include but are not limited to:

●	an evaluation of whether KR8 AI Inc. (“KR8 AI”), a company in the development stage that uses artificial intelligence and machine learning to develop products and tools for content creators, and of which Messrs. White and Ward are substantial shareholders and executive officers, is a suitable acquisition candidate;

●	the identification of several potential business opportunities centered around developing personalized healthcare tools that leverage the Company’s patents in epigenetics and management’s experience in delivering software solutions, such as the development of an AI platform that delivers health and well-being data-driven insights to individuals, healthcare professionals and third-party service providers so that they can make informed decisions about their health and well-being;

●	the decision to pause sales of new life insurance products;

●	reductions in headcount and expenses; and

●	the identification of non-core business assets including dormant software which, if sold, could result in a reduction of the Company’s outstanding liabilities.

There can be no assurance that the exploration process will result in any strategic alternative, or as to its outcome or timing.

As a result of the cash conserved through the layoffs and other cost-saving measures described herein as well as the cost-saving measures described in the Prior 8-K (which include issuances of shares of Class A Common Stock and rights to service providers of the Company in satisfaction of outstanding amounts payable by the Company to such service providers), the Company expects to be able to fund its operations through October 2023. In the event that the Company is unable to secure financing or enter into a strategic transaction by that time, it may be forced to further curtail or suspend its operations, sell the Company, or possibly even file for bankruptcy or liquidate assets and wind-up and dissolve the Company. The Company has no current plans to file for bankruptcy or to liquidate assets.

Cautionary Note Regarding Forward-Looking Statements

The information contained in this Current Report on Form 8-K and the exhibits attached hereto contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “intend,” “may,” “should,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors. With respect to the matters addressed in this Current Report on Form 8-K, those factors include, but are not limited to: whether the layoffs will allow the Company to conserve its cash resources as it continues to explore various strategic alternatives; the process in which the Company engages to evaluate strategic alternatives; the terms, timing, structure, benefits and costs of any strategic transaction; whether the Company will enter into a strategic transaction with KR8 AI or at all; the impact of any strategic transaction on the Company; the Company’s ability to fund its operations through October 2023; and the Company’s ability to obtain financing as needed. While the Company believes its plans, intentions and expectations reflected in those forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. The Company’s actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. For information about the factors that could cause such differences, please refer to the Company’s filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The Company assumes no obligation to update any forward-looking statement.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

4.1	Demand Promissory Note 2.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOXO Technologies Inc.

Date: October 5, 2023	By:	/s/ Mark White
		Name:	Mark White
		Title:	Interim Chief Executive Officer

Exhibit 4.1

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE PAYEE THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE 2

Principal Amount: $42,500	Dated as of October 2, 2023

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, FOXO Technologies Inc., a Delaware corporation (the “Maker”), promises to pay to the order of Andrew J. Poole or his registered assigns or successors in interest (the “Payee”), or order, on demand, the principal sum of Forty-Two Thousand Five-Hundred Dollars ($42,500) (“Principal Sum”) together with interest accruing in arrears on the unpaid principal balance from the date hereof at the rate of 13.25% per annum. Interest shall be computed hereunder on the basis of a 365-day year for the actual number of days elapsed. All payments on this Note shall be made by wire transfer of immediately available funds to such account as Payee may from time to time designate.

1.	Due on Demand. The Principal Sum is due on demand, and in the absence of any demand, the Principal Sum shall be due one year from the date hereof. This Note may be prepaid, in whole or in part, without penalty at any time. Any remedy of Payee or holder upon default of the Maker shall be cumulative and not exclusive and choice of remedy shall be at the sole election of Payee or holder. The Maker also agrees to pay to Payee or holder all costs of collection incurred by Payee or holder, including, without limitation, reasonable attorney's fees, whether or not any suit, civil action, or other proceeding at law or in equity, is commenced.

2.	Waivers. Maker hereby waives presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

3.	Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder.

4.	Notices. All notices, statements or other documents which are required or contemplated by this Note shall be: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the principal office of Maker, in the case of Maker, or to the business address of Payee, in the case of Payee, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party and (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

5.	Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

6.	Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

7.	Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

FOXO Technologies Inc.

By:	/s/ Bret Barnes
	Name:	Bret Barnes
	Title:	Chairman